[Letterhead of The Bear Stearns Companies Inc.]


                                                               November 18, 2005

Mr. John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re:   The Bear Stearns Companies Inc.
      Form 10-K filed February 14, 2005
      File No. 1-08989


Dear Mr. Nolan:

This letter is in response to your letter dated October 25, 2005 regarding the aforementioned filing of The Bear Stearns Companies Inc. (together with its consolidated subsidiaries, the "Company" or "Bear Stearns"). Our responses repeat the captions and comments contained in your letter of October 25, 2005.

Form 10-K for the year ended November 30, 2004
----------------------------------------------

Consolidated Financial Statements
---------------------------------

Note 5 - Transfers of Financial Assets and Liabilities, page 76
---------------------------------------------------------------

      1. We note your response to our prior comment 2. It would appear reasonable that the disclosures described in paragraph 17.f.2. of SFAS 140 regarding gains and losses from the sale of financial assets in securitizations would not provide additional material information for readers, if you believe no material gain or loss could result from these financial instruments because they are carried at fair value. Please confirm to us that you did not experience any material gains or losses from the sale of assets held for securitization during the periods presented.


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Bear Stearns Response:

            We carry all financial instruments owned at fair value, including assets purchased and originated that are ultimately securitized. Financial assets which are securitized are typically held for 30-120 days while a securitization or asset sale is structured. During this holding period gains and losses are recognized daily based on changes in fair value. Fair value is determined based on a mapping of loans to whole loan or security prices. We have historically not experienced any material gains on our securitizations at settlement date because the assets are marked to fair value throughout the holding period. For the fiscal years ended November 30, 2003 and 2004, we did not experience any material gains on settlement date of the securitizations.

      2. We note your response to our prior comment 2, however, it is unclear where you have disclosed in Note 5 the amount of delinquencies and credit losses associated with securitized assets as required by paragraph 17.g.4 of SFAS 140. Given the significance of securitization activity to your consolidated financial statements, please revise future filings beginning with your Form 10-K for the year ended November 30, 2005 to include this information.

Bear Stearns Response:

            Based on our discussions with the SEC Staff, we will modify our securitization disclosures in our November 30, 2005 Form 10-K filing. We have provided to you separately our revised securitization disclosures.

If you have any questions or require further information, please do not hesitate to contact Jeff Farber at (212) 272-6631 or me at (212) 272-4390.

Sincerely,


/s/  Samuel L. Molinaro Jr.
-----------------------------
Samuel L. Molinaro Jr.
Executive Vice President and Chief Financial Officer